EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

March 21, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Updated Group Forecast for 2017 and Valuation of DBS

The Company hereby provides an Immediate Report of an updated forecast for the Group for 2017 (as published in section 1.6 of the Description of the Company’s Business in the 2016 Annual Periodic Report), as follows1:

-	Net profit attributable to shareholders is expected to be approximately NIS 1.2 billion.

-	EBITDA is expected to be approximately NIS 3.8 billion.

-	Free cash flow is expected to be approximately NIS 2.1 billion.

The changes in the forecast in respect of net profit and EBITDA are mainly due to an updated valuation of the business of D.B.S Satellite Services (1998) Ltd (“DBS”), which indicates a decrease in the value of DBS as compared to the Company’s books.

In respect of the decreased value of the Company’s investment in DBS - as part of the Company’s work on the 2017 Annual Periodic Report and in accordance with generally accepted accounting principles, a valuation was undertaken of DBS by an external assessor. According to this valuation (which has not been audited or finally signed off), it appears, mainly due to continuing worsening competition in the multi-channel television sector, that there has been a decrease in the value of the business of DBS as compared with the book value in the Company’s accounts (since the last valuation dated November 27, 2017, details of which were cited in the Directors’ Report of Q3 2017) to a value of NIS 1.350 billion. This decrease is expected to lead to a reduction of goodwill of NIS 90 million and a corresponding decrease in the expected profit.

The updated forecast is based on information the Company currently holds and on unaudited, non-final data, and accordingly there could be changes until the publication date of the Company’s 2017 Annual Periodic Report.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1 Including provisions for early retirement of employees and/or signing of collective agreements in the Group of NIS 30 million in net profit and NIS 40 million in EBITDA.